Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Acquires Common Shares of Acasti Pharma

Laval, Québec, Canada – February 13, 2012 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announces that on February 10, 2012 it acquired 750,000 newly issued Class “A” common shares (the “Shares”) in the capital of Acasti Pharma Inc. (TSX.V.APO) (“Acasti”), a subsidiary of Neptune. The Shares were acquired at a price of $1.33 CAD per Share for an aggregate consideration of $1,000,000 CAD pursuant to a subscription agreement (the “Subscription Agreement”) entered into with Acasti which contained customary terms and conditions. The Subscription Agreement was entered into as part of a private placement of Shares pursuant to which Acasti raised approximately $2,000,000 CAD (the “Private Placement”).

Before the closing of the Private Placement, Neptune held 40,617,733 Shares, representing 57% of the issued and outstanding Shares in the capital of Acasti at that time. After completion of the Private Placement, Neptune now has beneficial ownership and control over 41,367,733 Shares, representing 57% of the issued and outstanding Shares in the capital of Acasti. Following Neptune investment the Corporation will potentially hold more than 50% of the fully diluted number of Shares of Acasti.

“It has always been Neptune strategy to restrain and avoid any dilution of our ownership in Acasti and we demonstrate that once again by participating in this private placement financing. We also welcome and value Dr. Harlan Waksal collaboration and partnership in our subsidiary and believe his input will contribute in reaching Acasti's objectives.” stated André Godin, CFO

The securities issued to Neptune as part of the Private Placement were distributed pursuant to an exemption from the prospectus requirements as set out in National Instrument 45-106 - Prospectus and Registration Exemptions. The Shares issued to Neptune as part of the Private Placement are subject to a statutory four-month hold period.

The Private Placement is a private transaction and therefore was not realized through the facilities of any stock exchange or other market.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipids products for the nutraceutical and pharmaceutical markets. Neptune focuses on growing consumer health markets, including cardiovascular, inflammatory and neurological diseases, driven by consumers taking a more proactive approach to managing health and preventing diseases. Neptune sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm Inc. is pursuing pharmaceutical neurological applications and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX ) accepts responsibility for the adequacy or accuracy of this release."

Howard Group Contact:	Neptune Contact:
Dave Burwell	Neptune Technologies & Bioressources Inc.
(888) 221-0915	André Godin, CFO
dave@howardgroupinc.com	+1.450.687.2262
www.howardgroupinc.com	a.godin@neptunebiotech.com
www.neptunebiotech.com

# # #

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.